SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30908; File No. 812-14211]

The Gabelli Dividend & Income Trust, et al.; Notice of Application

February 6, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 17(b) of the Investment Company Act of 1940 (the "Act") requesting an exemption from section 17(a) of the Act, and for an order under section 17(d) of the Act and rule 17d-1 thereunder permitting certain joint transactions.

Applicants: The Gabelli Dividend & Income Trust ("Dividend Trust"), The Gabelli Global Small and Mid Cap Value Trust ("Global Trust") (each, a "Fund" and together, the "Funds") and Gabelli Funds, LLC (the "Adviser").

Summary of Application: Applicants seek an order to permit Dividend Trust to transfer a segment of its assets to Global Trust, a newly formed, wholly-owned subsidiary that is a registered closed-end investment company, and to distribute the shares of Global Trust common stock to the holders of Dividend Trust's common stock.

Filing Dates: The application was filed on September 11, 2013 and amended on January 28, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on February 27, 2014 and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Hearing

requests should state the nature of the writer's interest, the reason for the request, and the

issues contested. Persons who wish to be notified of a hearing may request notification

by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC, 20549-1090; Applicants: Richard T. Prins, Esq.,

Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York

10036.

For Further Information Contact: Laura J. Riegel, Senior Counsel, at (202) 551-6873 or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.	Dividend Trust, a Delaware statutory trust, is registered under the Act as a

diversified closed-end management investment company. Dividend Trust seeks to

provide a high level of total return on its assets with an emphasis on dividends and

income. Under normal market conditions, Dividend Trust invests at least 80% of its

assets in dividend-paying securities or other income-producing securities, and at least

50% of its assets in dividend-paying equity securities. Dividend Trust has a nonfundamental policy that limits investment in securities of non-United States issuers to 35% of its total assets.

2.   Global Trust was organized as a Delaware statutory trust on August 19, 2013 and is wholly-owned by Dividend Trust. Global Trust filed a notification of registration on Form N-8A on September 11, 2013 to register under the Act as a diversified closed-end management investment company. Global Trust filed a registration statement under the Securities Act of 1933 (the "1933 Act") on Form N-14 on September 11, 2013 (the "Proxy Statement/Prospectus") and filed a registration statement on Form N-2 on December 10, 2013. Application will be made to list Global Trust's common shares for trading on the New York Stock Exchange. Global Trust seeks to provide long-term capital growth. Under normal market conditions, Global Trust will invest at least 40% of its total assets in the equity securities of companies located outside the United States and in at least three countries. Unlike Dividend Trust, Global Trust may invest without limitation in the equity securities of companies located outside the United States.

3.   The Adviser, a New York limited liability company, is registered under the Investment Advisers Act of 1940. The Adviser serves, or will serve, respectively, as the investment adviser to Dividend Trust and Global Trust. Applicants represent that the investment advisory fee structure for Global Trust will be the same as the advisory fee structure for Dividend Trust.

4.   The board of trustees of Dividend Trust consists of ten trustees, five of whom are also trustees of the six member board of trustees of Global Trust (each such board of trustees, a "Board" and collectively, the "Boards"). Seven trustees on the Board

of Dividend Trust are not "interested persons," as defined in section 2(a)(19) of the Act

(the "Independent Trustees"), and five trustees on the Board of Global Trust are

Independent Trustees. The President and the Treasurer of Dividend Trust hold the same

offices with Global Trust.

5. The Board of Dividend Trust has approved, subject to the issuance of the

requested relief and subsequent shareholder approval, the contribution of a segment of

Dividend Trust's assets having a value of approximately $100 million to Global Trust, in

exchange for shares of Global Trust common stock. It is anticipated that the contributed

assets will consist largely or exclusively of cash and short-term fixed income instruments.

All the shares of common stock of Global Trust will then be distributed by Dividend

Trust as a dividend to its common shareholders at an anticipated rate of one (1) share of

Global Trust common stock for every ten (10) shares held of Dividend Trust common

stock.[1] The contribution of the Dividend Trust assets to Global Trust and the subsequent

distribution of shares of Global Trust common stock to Dividend Trust common

shareholders are referred to as the "Transaction."[2]

6. The Proxy Statement/Prospectus of the Funds will be used, following the

issuance of the requested relief, to solicit approval of the Dividend Trust shareholders of

the Transaction. Prior to the effectiveness of the Proxy Statement/Prospectus under the

1933 Act, Dividend Trust will purchase shares of Global Trust's common stock in

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[1] This estimate is based on the number of Dividend Trust common shares outstanding as of December 31, 2013 and a target initial net asset value per share of Global Trust common stock of $12.00.

[2] No fractional shares of Global Trust common stock will be issued as part of the Transaction. The fractional shares to which holders of Dividend Trust common stock would otherwise be entitled will be aggregated and an attempt to sell them in the open market will be made at then-prevailing prices on behalf of such holders, and such holders will receive instead a cash payment in the amount of their pro rata share of the total sales proceeds.

consideration of Dividend Trust's contribution to Global Trust of at least $100,000 initial

net asset value (the "Seed Capital Shares"), in order to satisfy the requirements of section

14(a) of the Act. Applicants intend that the Seed Capital Shares will be included in the

distribution of Global Trust's shares of common stock to the common shareholders of

Dividend Trust, and, accordingly, will be sold pursuant to a registration statement under

the 1933 Act.

7.   The Board of Dividend Trust, including all the Independent Trustees,

concluded that the Transaction will result in the following benefits to Dividend Trust

common shareholders: (a) shareholders will receive shares of an investment company

with a different risk-return profile than Dividend Trust; (b) shareholders will acquire the

shares of Global Trust common stock at a much lower transaction cost than is typically

the case for a newly-organized closed-end equity fund since there will be no underwriting

discounts or commissions; and (c) shareholders will be afforded the opportunity to seek

the capital growth opportunities presented by substantial foreign securities exposure.

8.   The Board of Dividend Trust has been advised by counsel that the

distribution of common shares of Global Trust to the common shareholders of Dividend

Trust likely will be a taxable event for Dividend Trust common shareholders to some

extent and, under certain circumstances, also will be a taxable event for Dividend Trust.

Dividend Trust does not expect that it will recognize significant taxable gain on its

distribution of Global Trust common shares because it does not expect any of the

contributed short-term debt securities to have a value at the time of their contribution to

Global Trust significantly in excess of Dividend Trust's tax basis for those securities.

Further, the Transaction is not expected to increase significantly the total amount of taxable distributions received by Dividend Trust common shareholders for the year in which the Transaction is consummated because Dividend Trust has adopted a policy of distributing to shareholders monthly substantially all of its taxable income and, accordingly, any taxable income included in the distribution of Global Trust common shares would be distributed at some point during the year. The Board of Dividend Trust, including all of the Independent Trustees, has considered the tax consequences of the Transaction and has determined that the benefits of the Transaction outweigh any adverse tax consequences to Dividend Trust and its common shareholders, particularly because such adverse tax consequences are expected to be minimal.

9.   The costs of organizing Global Trust and effecting the distribution of Global Trust's shares to Dividend Trust's common shareholders, including the fees and expenses of counsel and accountants and printing, listing and registration fees, the costs of soliciting shareholder approval of the Transaction, and the costs incurred in connection with the application for relief, are estimated to be approximately $750,000, and will be borne by Dividend Trust. Global Trust will incur operating expenses on an ongoing basis, including legal, auditing, transfer agency, and custodian expenses that, when aggregated with the fees payable by Dividend Trust for similar services after the distribution, will likely exceed the fees and expenses currently payable by Dividend Trust for those services. The Board of Dividend Trust, including all of the Independent Trustees, concluded that it is appropriate for Dividend Trust to bear the Transaction's costs inasmuch as the benefits of the Transaction will be for Dividend Trust's common shareholders and because absorption of such expenses will eliminate any deficit in the net asset value of Global Trust common shares in comparison to the amount of the

distribution, which may support the pricing of Global Trust common shares in trading on the New York Stock Exchange. It is not expected that the Transaction will have a significant effect on the annual expenses of Dividend Trust as a percentage of its assets.

Applicants' Legal Analysis:

1.   Applicants request an order under section 17(b) of the Act granting an exemption from section 17(a) of the Act and under section 17(d) of the Act and rule 17d-1 thereunder permitting certain joint transactions.

2.   Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and an affiliated person. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person, (b) any person 5% or more of whose voting securities are directly or indirectly owned controlled or held with the power to vote by the other person, and (c) any person directly or indirectly controlling, controlled by, or under common control with, the other person. Dividend Trust may be viewed as an affiliated person of Global Trust under section 2(a)(3) because Dividend Trust will own 100 percent of the Global Trust's voting securities until the consummation of the Transaction. Dividend Trust and Global Trust also may be viewed as affiliated persons of each other to the extent that they may be deemed to be under the common control of the Adviser. As a result of the affiliation between Dividend Trust and Global Trust, section 17(a) would prohibit the Transaction.

3.   Applicants request an exemption pursuant to section 17(b) of the Act from the provisions of section 17(a) in order to permit applicants to effect the Transaction.

Section 17(b) authorizes the Commission to issue such an exemptive order if the Commission finds that the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any persons concerned, and the proposed transaction is consistent with the policy of each registered investment company and the general purposes of the Act.

4.   Applicants assert that the terms of the Transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching by any person concerned. Applicants state that the proposed contribution by Dividend Trust of a portion of its assets to Global Trust in exchange for shares of Global Trust common stock will be based on the fair value of such assets computed as of the close of trading on the New York State Exchange on a business day to be selected by the Board of Dividend Trust (such business day, the "Valuation Date"), in the same manner as for purposes of the daily net asset valuation for Dividend Trust. The Transaction will occur after the close of trading on the New York Stock Exchange on the Valuation Date. Applicants anticipate that such assets will consist largely or exclusively of cash and short-term fixed income instruments and thus will pose no issues with respect to valuation. Shares of Global Trust common stock distributed by Dividend Trust in the Transaction will be valued based on the value of Global Trust's assets. "Value" for those purposes will be determined in accordance with the provisions of section 2(a)(41) of the Act and rule 2a-4 under the Act.

5.   With respect to the Transaction, each Board, including a majority of the Independent Trustees, determined that participation in the Transaction is in the best interests of Dividend Trust or Global Trust, as applicable, and that the interests of the

existing shareholders of Dividend Trust or Global Trust, as applicable, will not be diluted as a result of the Transaction. These findings, and the basis upon which the findings were made, will be recorded fully in the minute book of Dividend Trust or Global Trust, as applicable.

6.   Applicants state that the Transaction will be consistent with the stated investment policies of Dividend Trust and Global Trust as disclosed to shareholders. The distribution of shares of Global Trust common stock will not initially change the position of Dividend Trust's shareholders with respect to the underlying investments that they then own. The Proxy Statement/Prospectus will be used to solicit the approval of Dividend Trust's shareholders of the Transaction at a vote to take place following the issuance of the requested order. Dividend Trust's shareholders will have the opportunity to vote on the Transaction after having received disclosure concerning the Transaction.

7.   Applicants also seek an order under section 17(d) of the Act and rule 17d-1 under the Act. Section 17(d) and rule 17d-1 prohibit affiliated persons from participating in joint arrangements with a registered investment company unless authorized by the Commission. In passing on applications for these orders, rule 17d-1 provides that the Commission will consider whether the participation of the investment company is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of the other participants. Applicants request an order pursuant to rule 17d-1 to the extent that the participation of applicants in the Transaction may be deemed to constitute a prohibited joint transaction.

8.   Applicants state that the Transaction will not place any of Dividend Trust, Global Trust, or existing shareholders of Dividend Trust in a position less advantageous than that of any other person. The value of Dividend Trust's assets transferred to Global Trust (and the shares of Global Trust common stock received in return) will be based on the fair value of such assets computed as of the close of trading on the New York Stock Exchange on the Valuation Date in accordance with the requirements of the Act and pursuant to valuation procedures adopted by the Board of Dividend Trust. The shares of Global Trust common stock will be distributed to Dividend Trust's common shareholders, leaving the shareholders in the same investment posture immediately following the Transaction as before, subject only to changes in market price of the underlying assets subsequent to the Transaction.

9.   Applicants assert that the Transaction has been proposed in order to benefit the shareholders of Dividend Trust as well as Global Trust. Applicants state that neither the Adviser nor any other affiliated person of Dividend Trust or Global Trust will receive additional fees solely as a result of the Transaction. In addition, applicants state that although it is possible that the creation of Global Trust may benefit the Adviser by providing it with an additional managed fund, the Board of Dividend Trust has determined that such result does not supply a benefit that could not have otherwise been achieved through an initial public offering of a global equity securities fund and that such benefit is both marginal and hypothetical because the assets of Dividend Trust to be contributed to Global Trust pursuant to the Transaction represent only approximately 5.0% of Dividend Trust's net assets as of December 31, 2013. In addition, by creating

Global Trust through the Transaction, Dividend Trust is effectively enabling its common shareholders to receive securities without the costs associated with a public offering.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary